ACCIDENTAL DEATH BENEFIT RIDER

This rider is part of your policy. It is issued in consideration of the application and deduction from the Accumulated Value of the monthly cost of accidental death benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the data page.

ACCIDENTAL DEATH BENEFIT This rider provides an accidental death benefit as shown on the data page. We will pay the benefit to the beneficiary upon receipt of proof satisfactory to us that:

1. The Insured died on or after the Policy anniversary following the Insured's first birthday;

2. The Insured died as a result, directly and independently of all other causes, of accidental bodily injury; and

3. The death is not a direct or indirect result of an Excluded Risk.

EXCLUDED RISKS We will not pay the accidental death benefit if death results directly or indirectly from any of the following:

1. Suicide, while sane or insane;

2. War or an act of war, or service in the military forces of any country at war, declared or undeclared;

3. Bodily or mental disease or infirmary, or medical or surgical treatment thereof;

4. The commission or attempted commission by the Insured of an assault or felony;

5. Operating, riding in or descending from any kind of aircraft in which the Insured is a pilot or a member of the operating crew, or in which the Insured is receiving or giving any kind of training or instruction; or

6. The voluntary taking of or the effects of voluntarily using any drug, narcotic or hallucinogen unless prescribed for and administered to the Insured by a licensed physician who is not a member of the Insured's family. This includes any controlled substances listed in Schedules I, II, III or IV of the Federal Controlled Substances Act, 231 U.S.C. Section 812, or successor statutes, as they may be amended.

AUTOPSY We reserve the right to examine the Insured's body and, unless prohibited by law, to make an autopsy.

INCREASES You may increase the accidental death benefit up to the current face amount of your policy, provided:

1. The increase is for at least the minimum face amount increase shown on the data page;

2. The increase does not result in a total benefit exceeding our underwriting limits then in effect; and

3. You supply evidence of insurability which satisfies us under our underwriting rules then in effect.

FACE AMOUNT Our underwriting rules do not permit accidental death benefit amounts greater than DECREASES policy face amounts. If a face amount decrease causes a conflict with that rule, we will reduce the accidental death benefit amount and its cost, accordingly.

COST OF INSURANCE We deduct the cost of insurance for the benefits provided by this rider on each Monthly Date. The cost is 1 multiplied by 2 where:

1. Is the cost of insurance rate, as described in the Cost of insurance Rates section, divided by 1,000; and

2. is the accidental death benefit.

COST OF INSURANCE RATES The monthly cost of insurance rates for the accidental death benefit are based on the attained age, sex, and risk class of the insured. We determine these rates based on our expectations as to our future mortality experience. Any change in these rates applies to all individuals of the same class as the insured. The cost of insurance rates will never be greater than those shown on the data page in the Table of Guaranteed Maximum Cost of Insurance Rates for Accidental Death Benefits. However, different guaranteed maximum cost of insurance rates may apply to any increase in the accidental death benefit.

TERMINATION This rider ends on the first of:

1. Termination of your policy;

2. The policy anniversary following the insured's 70th birthday; or

3. Our receipt of your written request to cancel this rider. The change will be effective on the monthly date on or next following the date we receive the request. We may require that you send your policy to our home office to record the cancellation.

SF  40